UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario Del Pacifico Announces Results for the Second Quarter of 2026

GUADALAJARA, Mexico, July 14, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the second quarter ended June 30, 2026 (2Q26). The results presented in this report include the effects of the business combination effective May 1, 2026. The figures are unaudited and have been prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q26 vs. 2Q25

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 399.0 million, or 4.9%. Total revenues increased by Ps. 407.7 million, or 3.7%.

  Cost of services increased by Ps. 360.7 million, or 23.2%.

  Income from operations increased by Ps. 407.6 million, or 8.9%.

  EBITDA increased by Ps. 462.0 million, or 8.4%, an increase from Ps. 5,503.3 million in 2Q25 to Ps. 5,965.3 million in 2Q26. EBITDA margin (excluding the effects of IFRIC-12) went from 67.1% in 2Q25 to 69.3% in 2Q26.

  Comprehensive income increased by Ps. 215.4 million, or 9.6%, from an income of Ps. 2,234.9 million in 2Q25 to an income of Ps. 2,450.3 million in 2Q26.

Business Combination:

Effective May 1, 2026, the Company began recognizing the effects of the business combination involving the Cross Border Xpress (“CBX”) operations and the internalization of technical assistance and technology transfer services approved by the Extraordinary General Shareholders’ Meeting held on December 11, 2025, following the execution of the merger agreement on April 30, 2026. As a result of the merger, GAP issued 89,740,731 new net shares and currently has 595,018,195 shares outstanding, consisting of 519,226,576 Series B shares and 75,791,619 Series BB shares. In addition, the equity purchase agreement for the acquisition of the remaining 25% equity interest in CBX was completed, resulting in GAP consolidating 100% ownership of this business. Following the effectiveness of the merger, GAP assumed control of the merged entities to ensure the continuity of service provision, as well as the operation and management of CBX.

The business combination resulted in an increase in cash and cash equivalents of Ps. 5,427.1 million, accounts receivable of Ps. 86.7 million, intangible assets of Ps. 6,899.8 million, goodwill of Ps. 30,803.3 million, and machinery, equipment and improvements to leased buildings of Ps. 2,325.1 million, and the acquisition of OTV land for US$50.0 million (equivalent to Ps. 935.0 million). It also resulted in the recognition of liabilities, primarily comprising bank loans of Ps. 1,305.4 million, unrealized revenue of Ps. 337.7 million, accounts payable of Ps. 234.4 million, and deferred income tax of Ps. 216.9 million.

Based on the Company’s assessment, the merger qualifies as a business combination. Accordingly, the excess of the consideration transferred over the book value of the net assets acquired was recognized as non-current assets in the form of goodwill and identifiable intangible assets.

The Company is currently in the process of determining the fair values arising from the business combination. Accordingly, the amounts presented in the consolidated financial statements included in this report are preliminary and remain subject to change.

Passenger Traffic

During 2Q26, the 14 airports operated by GAP recorded a decrease of 891.6 thousand total passengers, representing a 5.6% decrease compared to 2Q25.

During this period, the following new routes were inaugurated:

Domestic

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	Queretaro	June 1, 2026	4 weekly
Volaris	Guadalajara	Reynosa	June 1, 2026	1 daily
Volaris	Guadalajara	San Luis Potosi	June 1, 2026	3 weekly
Volaris	Los Cabos	Puebla	June 1, 2026	4 weekly
Volaris	Guanajuato	Puebla	June 1, 2026	4 weekly
Volaris	Tijuana	Merida	June 1, 2026	4 weekly
Aerus	Aguascalientes	Monterrey	June 1, 2026	6 weekly
Volaris	Guadalajara	Zacatecas	June 2, 2026	3 weekly
Volaris	Puerto Vallarta	Puebla	June 2, 2026	3 weekly
Volaris	Puerto Vallarta	Aguascalientes	June 2, 2026	3 weekly
Volaris	Puerto Vallarta	San Luis Potosi	June 2, 2026	4 weekly
Volaris	Tijuana	Puerto Escondido	June 2, 2026	3 weekly
Volaris	Aguascalientes	Puebla	June 2, 2026	3 weekly
Volaris	Aguascalientes	Puerto Vallarta	June 2, 2026	3 weekly
Viva	Aguascalientes	Santa Lucia	June 15, 2026	1 daily
Note: Frequencies can vary without prior notice.

International

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	Salt Lake City	June 1, 2026	3 weekly
Volaris	Guadalajara	Detroit	June 1, 2026	3 weekly
Southwest	Los Cabos	Las Vegas	June 4, 2026	1 daily
Wingo	Montego Bay	Medellin	June 23, 2026	3 weekly
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	2Q25	2Q26	Change	6M25	6M26	Change
Guadalajara	3,090.9	3,186.0	3.1%	6,112.1	6,221.6	1.8%
Tijuana *	2,139.2	1,973.6	(7.7%)	4,196.7	3,942.2	(6.1%)
Los Cabos	739.7	723.3	(2.2%)	1,408.6	1,351.6	(4.0%)
Puerto Vallarta	830.4	779.2	(6.2%)	1,484.0	1,424.0	(4.0%)
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	576.8	533.8	(7.4%)	1,092.3	1,044.7	(4.4%)
Hermosillo	545.5	497.2	(8.9%)	1,054.2	977.8	(7.3%)
Kingston	0.1	0.1	52.4%	0.2	0.8	417.5%
Morelia	173.1	171.9	(0.7%)	359.2	364.7	1.5%
Mexicali	305.7	266.5	(12.8%)	598.8	524.3	(12.4%)
La Paz	328.1	357.7	9.0%	608.7	671.5	10.3%
Aguascalientes	167.4	160.8	(3.9%)	319.2	299.7	(6.1%)
Los Mochis	179.4	175.5	(2.1%)	344.4	338.8	(1.6%)
Manzanillo	31.4	28.6	(8.7%)	66.1	61.3	(7.3%)
Total	9,107.6	8,854.3	(2.8%)	17,644.5	17,222.8	(2.4%)

International Terminal Passengers – 14 airports (in thousands):

Airport	2Q25	2Q26	Change	6M25	6M26	Change
Guadalajara	1,387.2	1,498.9	8.1%	2,894.2	2,991.1	3.3%
Tijuana *	1,051.8	950.1	(9.7%)	2,066.7	1,847.7	(10.6%)
Los Cabos	1,224.4	1,084.3	(11.4%)	2,607.3	2,457.0	(5.8%)
Puerto Vallarta	849.1	619.0	(27.1%)	2,321.6	1,897.9	(18.2%)
Montego Bay	1,264.7	991.9	(21.6%)	2,603.6	1,909.3	(26.7%)
Guanajuato	252.7	222.1	(12.1%)	515.7	480.0	(6.9%)
Hermosillo	19.2	21.3	11.2%	40.1	43.3	7.9%
Kingston	453.5	435.4	(4.0%)	881.5	850.2	(3.6%)
Morelia	155.9	191.8	23.1%	330.1	407.4	23.4%
Mexicali	1.8	1.9	2.1%	3.6	3.7	2.7%
La Paz	8.9	12.7	43.7%	17.6	25.3	44.1%
Aguascalientes	82.5	85.0	3.0%	156.2	162.2	3.9%
Los Mochis	2.0	2.2	8.1%	3.9	4.0	2.7%
Manzanillo	18.3	16.8	(8.2%)	62.2	53.0	(14.7%)
Total	6,771.8	6,133.4	(9.4%)	14,504.2	13,132.1	(9.5%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	2Q25	2Q26	Change	6M25	6M26	Change
Guadalajara	4,478.1	4,684.9	4.6%	9,006.3	9,212.7	2.3%
Tijuana *	3,191.0	2,923.7	(8.4%)	6,263.3	5,789.8	(7.6%)
Los Cabos	1,964.0	1,807.6	(8.0%)	4,015.9	3,808.6	(5.2%)
Puerto Vallarta	1,679.5	1,398.2	(16.7%)	3,805.6	3,321.9	(12.7%)
Montego Bay	1,264.7	991.9	(21.6%)	2,603.6	1,909.3	(26.7%)
Guanajuato	829.4	756.0	(8.9%)	1,608.1	1,524.6	(5.2%)
Hermosillo	564.7	518.5	(8.2%)	1,094.3	1,021.1	(6.7%)
Kingston	453.5	435.5	(4.0%)	881.7	851.0	(3.5%)
Morelia	329.0	363.7	10.6%	689.3	772.1	12.0%
Mexicali	307.5	268.4	(12.7%)	602.4	528.0	(12.4%)
La Paz	337.0	370.4	9.9%	626.3	696.8	11.3%
Aguascalientes	249.8	245.8	(1.6%)	475.3	461.9	(2.8%)
Los Mochis	181.4	177.7	(2.0%)	348.3	342.8	(1.6%)
Manzanillo	49.7	45.4	(8.5%)	128.3	114.4	(10.9%)
Total	15,879.4	14,987.7	(5.6%)	32,148.7	30,354.9	(5.6%)
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	2Q25	2Q26	Change	6M25	6M26	Change
Tijuana	1,031.4	935.9	(9.3%)	2,029.6	1,822.2	(10.2%)

Consolidated Results for the Second Quarter (in thousands of pesos):
	2Q25	2Q26	Change
Revenues
Aeronautical services	5,763,188	5,578,099	(3.2%)
Non-aeronautical services	2,442,659	3,026,714	23.9%
Improvements to concession assets (IFRIC-12)	2,676,149	2,684,897	0.3%
Total revenues	10,881,996	11,289,710	3.7%

Operating costs
Costs of services:	1,556,035	1,916,778	23.2%
Employee costs	638,722	769,895	20.5%
Maintenance	256,830	316,554	23.3%
Safety, security & insurance	232,516	260,363	12.0%
Utilities	148,732	149,214	0.3%
Professional services	58,332	84,772	45.3%
Business operated directly by us	86,632	99,427	14.8%
Other operating expenses	134,271	166,061	23.7%
CBX operating expenses	-	70,492	100.0%

Technical assistance fees	221,680	(264,685)	(219.4%)
Concession taxes	935,280	915,543	(2.1%)
Depreciation and amortization	924,959	979,420	5.9%
Cost of improvements to concession assets (IFRIC-12)	2,676,149	2,684,897	0.3%
Other (income)	(10,461)	71,837	(786.7%)
Total operating costs	6,303,642	6,303,790	0.0%
Income from operations	4,578,354	4,985,920	8.9%
Financial Result	(733,545)	(946,284)	29.0%
Income before income taxes	3,844,809	4,039,636	5.1%
Income taxes	(1,189,674)	(1,146,127)	(3.7%)
Net income	2,655,135	2,893,509	9.0%
Currency translation effect	(423,527)	(443,277)	4.7%
Cash flow hedges, net of income tax	2,668	-	(100.0%)
Remeasurements of employee benefit – net income tax	667	69	(89.7%)
Comprehensive income	2,234,943	2,450,301	9.6%
Non-controlling interest	(90,951)	(102,859)	13.1%
Comprehensive income attributable to controlling interest	2,143,992	2,347,442	9.5%

	2Q25	2Q26	Change
EBITDA	5,503,313	5,965,340	8.4%
Comprehensive income	2,234,943	2,450,301	9.6%
Comprehensive income per share (pesos)	4.4232	4.1180	(6.9%)
Comprehensive income per ADS (US dollars)	2.5349	2.3600	(6.9%)

Operating income margin	42.1%	44.2%	5.0%
Operating income margin (excluding IFRIC-12)	55.8%	57.9%	3.9%
EBITDA margin	50.6%	52.8%	4.5%
EBITDA margin (excluding IFRIC-12)	67.1%	69.3%	3.4%
Costs of services and improvements / total revenues	38.6%	40.8%	5.6%
Cost of services / total revenues (excluding IFRIC-12)	18.6%	22.3%	20.1%

- Net income and comprehensive income per share for 2Q26 and 2Q25 were calculated based on 595,018,195 shares outstanding as of June 30, 2026, and 505,277,464 as of June 30, 2025, respectively. Figures in U.S. dollar were converted from pesos using an exchange rate of Ps. 17.4490 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on June 30, 2026.

- For consolidating the Jamaican airports, an average exchange rate of Ps. 17.4052 per U.S. dollar was used, corresponding to the three-month period ended June 30, 2026.

Revenues (2Q26 vs. 2Q25)

  Aeronautical services revenues decreased by Ps. 185.1 million, or 3.2%.
  Non-aeronautical services revenues increased by Ps. 584.1 million, or 23.9%.
  Revenues from improvements to concession assets increased by Ps. 8.7 million, or 0.3%.
  Total revenues increased by Ps. 407.7 million, or 3.7%.

The change in aeronautical services revenues was primarily due to the following factors:

  Revenues from the Mexican airports decreased by Ps. 32.2 million, or 0.7%, compared to 2Q25. This decrease was mainly due to a 4.2% decline in passenger traffic and a 10.9% appreciation of the Mexican peso, which directly affected revenues generated from international passenger charges. This effect was partially offset by the gradual implementation of the maximum tariffs approved for the 2025–2029 regulatory period.
  Revenues from the Jamaican airports decreased by Ps. 152.9 million, or 18.3%, compared to 2Q25, mainly due to a 16.9% decrease in passenger traffic during the quarter, resulting from the impact of Hurricane Melissa. In addition, the 10.9% appreciation of the Mexican peso against the U.S. dollar negatively affected the translation of revenues.

The change in non-aeronautical services revenues was primarily driven by the following factors:

  Revenues from the Mexican airports increased by Ps. 164.8 million, or 7.7%, compared to 2Q25. Revenues from businesses operated directly by us increased by Ps. 190.1 million, or 17.0%, while revenues from businesses operated by third parties decreased by Ps. 25.3 million, or 2.7%.
  Revenues from the Jamaican airports decreased by Ps. 48.9 million, or 54.4%, compared to 2Q25, primarily due to the decline in passenger traffic and the peso appreciation in the 2Q26.
  Total revenues generated by CBX during May and June amounted to Ps. 468.1 million, equivalent to US$26.8 million. During this period, a total of 626,424 passengers used the facility in both directions, generating an average revenue of US$42.8 per passenger.

Non-aeronautical revenues for the Second Quarter (in thousands of pesos):

	2Q25	2Q26	Change
Businesses operated by third parties:
Food and beverage	342,679	327,724	(4.4%)
Car rental	211,128	213,172	1.0%
Duty-free	208,160	170,593	(18.0%)
Retail	191,431	184,517	(3.6%)
Leasing of space	112,970	106,839	(5.4%)
Timeshares	67,818	62,489	(7.9%)
Ground transportation	51,196	46,881	(8.4%)
Other commercial revenues	59,010	61,398	4.0%
Communications and financial services	28,838	27,285	(5.4%)
Total	1,273,229	1,200,897	(5.7%)

Businesses operated directly by us:
Cargo operation and bonded warehouse	514,113	627,039	22.0%
CBX revenues	-	468,099	100.0%
Car parking	177,872	194,091	9.1%
Convenience stores	161,588	179,860	11.3%
VIP Lounges	168,321	156,011	(7.3%)
Advertising	43,366	68,546	58.1%
Hotel operation	36,882	46,745	26.7%
Other businesses operated directly by us	-	16,931	100.0%
Total	1,102,141	1,757,322	59.4%
Recovery of costs	67,289	68,493	1.8%
Total Non-aeronautical Revenues	2,442,659	3,026,712	23.9%
Figures expressed in thousands of Mexican pesos.

‐                Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 8.7 million, or 0.3%, compared to 2Q25. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, decreased by Ps.171.8 million, or 6.6%, in line with the investments committed under the Master Development Program for the 2025–2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased by Ps. 180.5 million, or 220.4%, primarily due to investments at Kingston Airport.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs remained flat compared to 2Q25, mainly due to the decrease in technical assistance fees of Ps. 486.4 million, or 219.4%, and concession fees of Ps. 19.7 million, or 2.1%. These decreases were offset by higher cost of services of Ps. 195.1 million, CBX operating expenses of Ps. 177.4 million, and non-recurring merger-related expenses of Ps. 118.4 million. Excluding the reversal of the technical assistance provision, the consolidation of CBX, and the non-recurring merger-related expenses, operating expenses increased by Ps. 190.7 million, or 3.0%, compared to 2Q25.

The changes in total operating costs were primarily due to the following factors:

Mexican airports:

  Operating costs decreased by Ps. 260.4 million, or 4.8%, compared to 2Q25, mainly due to the reversal of the technical assistance fee provision of Ps. 486.4 million and a decrease in the cost of improvements to the concession assets (IFRIC-12) of Ps. 171.8 million. This effect was partially offset by an increase in cost of services of Ps. 242.0 million, non-recurring merger-related expenses of Ps. 118.4 million, and depreciation and amortization of Ps. 37.2 million.

The change in the cost of services at our Mexican airports during 2Q26 was mainly due to:

  Employee costs increased by Ps. 128.5 million, or 22.5%, mainly due to an increase in personnel providing technical assistance services, operational personnel at the airports, salary adjustments, and higher employee benefits resulting from amendments to the Federal Labor Law.
  Maintenance increased by Ps. 38.1 million, or 17.4%, mainly due to the opening of new operational areas, and airfield maintenance.
  Other operating expenses increased by Ps. 31.8 million, or 23.7%, mainly due to the recognition of the expected credit loss provision.
  Safety, security, and insurance increased by Ps. 27.3 million, or 16.1%, mainly due to an increase in security personnel headcount, significant increases in the minimum wage, and higher insurance costs related to goods safeguarded within the bonded warehouse.

Jamaican Airports:

  Operating expenses increased by Ps. 83.7 million, or 9.4%, compared to 2Q25, mainly due to an increase of Ps. 180.5 million, or 220.4%, in cost of improvements to concession assets (IFRIC-12). This effect was partially offset by a reduction in concession fees of Ps. 88.4 million, or 20.8%, resulting from lower revenues at Montego Bay airport, as well as decreases in depreciation and amortization of Ps. 7.5 million, or 5.1%, and cost of services of Ps. 2.3 million, or 1.0%.

Cross Border Xpress:

  Beginning May 1, CBX operating expenses of Ps. 177.4 million were consolidated, consisting of cost of services of Ps. 152.3 million, and depreciation and amortization of Ps. 25.1 million, corresponding to two months of operations.

Operating income margin increased from 42.1% in 2Q25 to 44.2% in 2Q26. Excluding the effects of IFRIC-12, the operating income margin increased from 55.8% in 2Q25 to 57.9% in 2Q26. Income from operations increased by Ps. 407.6 million, or 8.9%, compared to 2Q25, with CBX contributing Ps. 291.1 million.

EBITDA margin increased from 50.6% in 2Q25 to 52.8% in 2Q26. Excluding the effects of IFRIC-12, EBITDA margin increased from 67.1% in 2Q25 to 69.3% in 2Q26. EBITDA increased by Ps. 462.0 million, or 8.4%, compared to 2Q25. EBITDA margin growth was partially offset by the impact on the Jamaican airports from the appreciation of the Mexican peso and lower passenger traffic. CBX contributed Ps. 315.8 million, with an EBITDA margin of 67.5%.

Financial results increased expenses by Ps. 212.7 million, or 29.0%, going from a net expense of Ps. 733.5 million in 2Q25 to a net expense of Ps. 946.3 million in 2Q26. This change was mainly the result of:

  Foreign exchange losses decreased from Ps. 40.3 million in 2Q25 to Ps. 17.3 million in 2Q26, resulting in a favorable variance of Ps. 23.0 million due to the appreciation of the Mexican peso. Additionally, the foreign currency translation effect resulted in a net loss of Ps. 19.8 million.
  Interest expense increased by Ps. 343.8 million, or 37.6%, compared to 2Q25, mainly due to higher debt incurred to finance airport CAPEX and the acquisition of the remaining 25% interest in CBX, as well as Ps. 13.9 million in financing costs related to the bank loan contracted by CBX and assumed through the business combination.
  Interest income increased by Ps. 108.1 million, or 53.8%, compared to 2Q25, mainly due to the increase in cash and cash equivalents.

In 2Q26, net and comprehensive income increased by Ps. 215.4 million, or 9.6%, compared to 2Q25, mainly driven by income before taxes, which increased by Ps. 194.8 million or 5.1%.

Net income increased by Ps. 238.4 million, or 9.0%, compared to 2Q25. Income tax for the period decreased by Ps. 43.5 million, or 3.7%, comprised of a decrease in current income tax of Ps. 137.7 million and a decrease in the deferred tax benefit of Ps. 94.2 million.

Consolidated Results for the Second Quarter (thousands)
	6M25	6M26	Change
Revenues
Aeronautical services	11,762,321	11,812,569	0.4%
Non-aeronautical services	4,836,535	5,566,191	15.1%
Improvements to concession assets (IFRIC-12)	5,338,324	5,280,576	(1.1%)
Total revenues	21,937,180	22,659,337	3.3%

Operating costs
Costs of services:	3,020,338	3,468,349	14.8%
Employee costs	1,252,084	1,454,119	16.1%
Maintenance	513,733	577,317	12.4%
Safety, security & insurance	447,723	493,768	10.3%
Utilities	273,963	274,227	0.1%
Professional services	106,063	141,887	33.8%
Business operated directly by us	173,968	188,956	8.6%
Other operating expenses	252,803	267,584	5.8%
CBX operating expenses	-	70,492	100.0%

Technical assistance fees	505,580	34,857	(93.1%)
Concession taxes	1,976,982	1,862,621	(5.8%)
Depreciation and amortization	1,857,534	1,912,376	3.0%
Cost of improvements to concession assets (IFRIC-12)	5,338,324	5,280,576	(1.1%)
Other (income)	(36,145)	58,765	(262.6%)
Total operating costs	12,662,613	12,617,545	(0.4%)
Income from operations	9,274,567	10,041,792	8.3%
Financial Result	(1,663,035)	(1,669,542)	0.4%
Income before income taxes	7,611,532	8,372,250	10.0%
Income taxes	(2,098,280)	(2,166,733)	3.3%
Net income	5,513,252	6,205,518	12.6%
Currency translation effect	(498,585)	(408,156)	(18.1%)
Cash flow hedges, net of income tax	1,892	-	(100.0%)
Remeasurements of employee benefit – net income tax	32,766	18,711	(42.9%)
Comprehensive income	5,049,325	5,816,073	15.2%
Non-controlling interest	(205,878)	(241,374)	17.2%
Comprehensive income attributable to controlling interest	4,843,447	5,574,699	15.1%

	2Q25	2Q26	Change
EBITDA	11,132,101	11,954,169	7.4%
Comprehensive income	5,049,325	5,816,073	15.2%
Comprehensive income per share (pesos)	9.9932	9.7746	(2.2%)
Comprehensive income per ADS (US dollars)	5.7271	6.5967	15.2%

Operating income margin	42.3%	44.3%	4.8%
Operating income margin (excluding IFRIC-12)	55.9%	57.8%	3.4%
EBITDA margin	50.7%	52.8%	4.0%
EBITDA margin (excluding IFRIC-12)	67.1%	68.8%	2.6%
Costs of services and improvements / total revenues	38.0%	38.6%	1.5%
Cost of services / total revenues (excluding IFRIC-12)	18.1%	20.0%	10.2%

- Net income and comprehensive income per share for 6M26 and 6M25 were calculated based on 595,018,195 and 505,277,464 shares outstanding, respectively. U.S. dollar figures were converted from pesos using an exchange rate of Ps. 17.4490 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on June 30, 2026.

- For the purpose of consolidating Jamaican airports, an average exchange rate of Ps. 17.4815 per U.S. dollar was used, corresponding to the six months ended June 30, 2026.

Revenues (6M26 vs. 6M25)

  Aeronautical services revenues increased by Ps. 50.2 million, or 0.4%.
  Non-aeronautical services revenues increased by Ps. 729.7 million, or 15.1%.
  Revenues from improvements to concession assets decreased by Ps. 57.7 million, or 1.1%.
  Total revenues increased by Ps. 722.2 million, or 3.3%.

The change in aeronautical services revenues comprised primarily of the following factors:

  Revenues from the Mexican airports increased by Ps. 440.2 million, or 4.4%, compared to 6M25, primarily due to the gradual implementation of the maximum tariffs approved for the 2025–2029 regulatory period. This effect was partially offset by the 12.5% appreciation of the Mexican peso against the U.S. dollar and a 3.7% decline in passenger traffic.
  Revenues from the Jamaican airports decreased by Ps. 390.0 million, or 22.4%, compared to 6M25, mainly due to a 20.8% decline in passenger traffic, as well as the 12.5% appreciation of the Mexican peso against the U.S. dollar, with the average exchange rate changing from Ps. 19.9844 in 6M25 to Ps. 17.4815 in 6M26.

The change in non-aeronautical services revenues comprised primarily of the following factors:

  Revenues from the Mexican airports increased by Ps. 387.4 million, or 9.2%, compared to 6M25, primarily driven by a Ps. 389.9 million, or 18.7%, increase in revenues from businesses operated directly by us.
  Revenues from the Jamaican airports decreased by Ps. 125.8 million, or 20.8%, compared to 6M25, mainly due to lower passenger traffic.
  Total revenues generated by CBX during May and June amounted to Ps. 468.1 million, equivalent to US$26.8 million. During this period, a total of 626,424 passengers used the facility in both directions, generating average revenue of US$42.8 per passenger.

Non-aeronautical revenues for the Six Months (in thousands of pesos):

	6M25	6M26	Change
Businesses operated by third parties:
Food and beverage	685,259	679,018	(0.9%)
Car rental	416,425	425,745	2.2%
Duty-free	424,845	353,126	(16.9%)
Retail	382,605	367,867	(3.9%)
Leasing of space	229,859	211,125	(8.2%)
Timeshares	138,723	125,095	(9.8%)
Other commercial revenues	131,035	136,076	3.8%
Ground transportation	107,769	100,069	(7.1%)
Communications and financial services	60,242	57,368	(4.8%)
Total	2,576,761	2,455,488	(4.7%)

Businesses operated directly by us:
Cargo operation and bonded warehouse	948,381	1,174,590	23.9%
CBX revenues	-	468,099	100.0%
Car parking	356,342	385,995	8.3%
Convenience stores	331,088	370,521	11.9%
VIP Lounges	336,336	318,312	(5.4%)
Hotel operation	74,323	94,064	26.6%
Advertising	78,206	108,241	38.4%
Other businesses operated directly by us	-	56,263	100.0%
Total	2,124,677	2,976,085	40.1%
Recovery of costs	135,097	134,618	(0.4%)
Total Non-aeronautical Revenues	4,836,535	5,566,191	15.1%
Figures expressed in thousands of Mexican pesos.

‐                Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 57.7 million, or 1.1%, compared to 6M25. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which decreased by Ps. 343.5 million, or 6.6%, following investments under the Master Development Program for the 2025-2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 285.7 million, or 190.7%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating cost decreased by Ps. 45.1 million, or 0.4%, compared to 6M25, primarily due to a decrease of Ps. 470.7 million in technical assistance fee, resulting from the reversal of the provision following the business combination, with only the fixed fee paid to the strategic partner from January through April 2026 being recognized. In addition, concession fees decreased by Ps. 114.4 million, or 5.8%. These decreases were partially offset by increases in the cost of services of Ps. 174.4 million, CBX operating expenses of Ps. 177.4 million, non-recurring merger-related expenses of Ps. 118.4 million, and depreciation and amortization of Ps. 54.8 million. Excluding the decrease in concession fees, the reversal of the technical assistance fee provision, the consolidation of CBX, and the non-recurring merger-related expenses, operating expenses increased by Ps. 129.8 million, or 1.0%, compared to 6M25.

Mexican airports:

  Operating costs decreased by Ps. 210.1 million, or 1.9%, compared to 6M25, primarily due to the reversal of the technical assistance fee provision of Ps. 470.7 million, or 93.1%, as well as a decrease of Ps. 343.5 million, or 6.6%, in the cost of improvements to the concession assets (IFRIC-12). These effects were partially offset by increases in cost of services of Ps. 379.9 million, non-recurring expenses of Ps. 118.4 million, concession fees of Ps. 54.4 million, and depreciation and amortization of Ps. 51.4 million.

The change in the cost of services at our Mexican airports during 6M26 was mainly due to:

  Employee costs increased by Ps. 203.1 million, or 18.2%, primarily due to salary adjustments, the addition of operational personnel, the incorporation of personnel to provide technical assistance services, and higher employee benefits resulting from changes to the Federal Labor Law.
  Safety, security and insurance increased by Ps. 56.1 million, or 17.6%, mainly due to an expansion of the security workforce, significant increases in the minimum wage, and higher insurance costs related to goods safeguarded within the bonded warehouse as a result of increased revenues.
  Maintenance increased by Ps. 55.7 million, or 13.2%, mainly due to the opening of new operational areas and terminal facilities, as well as airfield maintenance activities.

Jamaican Airports:

  Operating costs decreased by Ps. 11.8 million, or 0.6%, compared to 6M25, mainly due to a Ps. 243.4 million, or 27.5%, decrease in concession fees, a decrease of Ps. 34.3 million, or 7.0%, in cost of services, and a Ps. 21.2 million, or 7.1% decrease in depreciation and amortization. These effects were partially offset by an increase of Ps. 285.7 million, or 190.7%, in the cost of improvements to concession assets (IFRIC-12).

Cross Border Xpress:

  Beginning May 1, CBX operating expenses of Ps. 177.4 million were consolidated, consisting of cost of services of Ps. 152.3 million and depreciation and amortization of Ps. 25.1 million, corresponding to two months of operations.

Operating income margin increased from 42.3% in 6M25 to 44.3% in 6M26. Excluding the effects of IFRIC-12, the operating income margin went from 55.9% in 6M25 to 57.8% in 6M26. Income from operations increased by Ps. 767.2 million, or 8.3%, compared to 6M25, with CBX contributing Ps. 291.1 million.

EBITDA margin went from 50.7% in 6M25 to 52.8% in 6M26. Excluding the effects of IFRIC-12, EBITDA margin went from 67.1% in 6M25 to 68.8% in 6M26. EBITDA increased by Ps. 822.1 million, or 7.4%, compared to 6M25. CBX contributed Ps. 315.8 million, with an EBITDA margin of 69.9%.

Financial results increased in expenses by Ps. 6.5 million, or 0.4%, from a net expense of Ps. 1,663.0 million in 6M25 to Ps. 1,669.5 million in 6M26. This change was mainly the result of:

  Foreign exchange fluctuations, which went from a loss of Ps. 164.3 million in 6M25 to a gain of Ps. 156.1 million in 6M26, resulting in a foreign exchange gain of Ps. 320.4 million due to the appreciation of the Mexican peso. Additionally, the foreign currency translation effect generated a gain of Ps. 90.4 million compared to 6M25.
  Interest expense increased by Ps. 279.2 million, or 13.6%, compared to 6M25, mainly due to the increase in bond certificates and higher borrowings of bank loans.
  Interest income decreased by Ps. 34.7 million, or 7.0%, compared to 6M25, mainly due to a decrease in the cash and cash equivalents average balance and changes in the reference rates in both Mexican pesos and U.S. dollars.

In 6M26, net and comprehensive income increased by Ps. 766.7 million, or 15.2%, compared to 6M25. Income before taxes increased by Ps. 760.7 million, mainly due to the increase in EBITDA, as mentioned above.

During 6M26, net income increased by Ps. 692.3 million, or 12.6%, compared to 6M25, mainly due to the increase in EBITDA, partially offset by higher depreciation and amortization expenses. In addition, income tax expense for the period increased by Ps. 68.5 million, as a result of a Ps. 767.2 million increase in operating income.

Statement of Financial Position

As of June 30, 2026, total assets increased by Ps. 62,184.3 million compared to the same period in 2025, primarily due to: (i) goodwill and intangible assets of Ps. 37,703.1 million resulting from the business combination following the merger; (ii) an increase in cash and cash equivalents of Ps. 10,076.4 million; and (iii) a Ps. 13,721.8 million increase in improvements to concession assets, construction in progress, advances to suppliers, and property, plant and equipment.

Total liabilities increased by Ps. 27,952. 3 million compared to the same period of 2025. This increase was mainly attributable to: (i) an increase in bond certificates of Ps. 18,098.0 million; (ii) a net increase in bank loans of Ps. 419.0 million, resulting from new loans; and (iii) an increase in accounts payable of Ps. 1,804.6 million.

Recent events

On May 8, 2026, the Company announced the commencement of the process to establish an Irrevocable Trust for the Issuance of Energy and Infrastructure Investment Trust Certificates (Certificados Bursátiles Fiduciarios de Inversión en Energía e Infraestructura, “CBFEs”), with the objective of subscribing a minority equity interest in the 12 Mexican airport concessionaires operated by GAP. As of the date hereof, the Company continues to work through the approval process with the relevant authorities for the issuance of the CBFEs.

2026 Growth Guidance revised

Considering the business combination effective in May, passenger traffic trends, and the progress of the Company’s investment projects:

2026 vs 2025
Passenger traffic	-3% - 0%
Aeronautical revenues	1% - 4%
Non-aeronautical revenues	21% - 24%
Total revenues	7% - 10%
EBITDA	10% - 12%
EBITDA margin	67% +- 1%
CAPEX	Ps. 12.0 billion

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019. In May 2026, GAP completed a business combination pursuant to which it acquired full ownership of the Cross Border Xpress (“CBX”), a cross-border terminal located in San Diego, California and connected to the Tijuana International Airport.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS. This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Beginning this quarter, the Company’s main airports and new business lines will be reported separately, given their significance and the importance of providing this information to the market on a standalone basis.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q25	2Q26	Change	6M25	6M26	Change
Guadalajara
Aeronautical services	1,562,430	1,692,056	8.3%	3,151,517	3,464,044	9.9%
Non-aeronautical services	348,795	391,719	12.3%	709,331	780,443	10.0%
Improvements to concession assets (IFRIC 12)	1,174,426	1,118,313	(4.8%)	2,348,852	2,236,626	(4.8%)
Total Revenues	3,085,651	3,202,088	3.8%	6,209,700	6,481,114	4.4%
Operating income	1,242,734	1,269,241	2.1%	2,424,965	2,636,829	8.7%
EBITDA	1,450,416	1,526,852	5.3%	2,844,519	3,107,591	9.2%

Tijuana
Aeronautical services	855,119	857,703	0.3%	1,587,933	1,682,634	6.0%
Non-aeronautical services	125,930	124,479	(1.2%)	250,651	258,171	3.0%
Improvements to concession assets (IFRIC 12)	386,094	453,866	17.6%	772,188	907,732	17.6%
Total Revenues	1,367,144	1,436,048	5.0%	2,610,772	2,848,537	9.1%
Operating income	565,985	530,496	(6.3%)	972,388	1,015,876	4.5%
EBITDA	691,459	660,671	(4.5%)	1,224,397	1,273,933	4.0%

Los Cabos
Aeronautical services	903,938	847,415	(6.3%)	1,850,570	1,884,007	1.8%
Non-aeronautical services	349,334	332,937	(4.7%)	712,000	678,781	(4.7%)
Improvements to concession assets (IFRIC 12)	205,863	212,863	3.4%	411,726	425,725	3.4%
Total Revenues	1,459,135	1,393,214	(4.5%)	2,974,296	2,988,513	0.5%
Operating income	806,799	706,727	(12.4%)	1,645,613	1,591,598	(3.3%)
EBITDA	911,098	815,556	(10.5%)	1,846,950	1,805,594	(2.2%)

Puerto Vallarta
Aeronautical services	720,778	599,816	(16.8%)	1,708,950	1,597,744	(6.5%)
Non-aeronautical services	183,464	142,708	(22.2%)	371,047	332,047	(10.5%)
Improvements to concession assets (IFRIC 12)	503,536	410,908	(18.4%)	1,007,073	821,816	(18.4%)
Total Revenues	1,407,778	1,153,432	(18.1%)	3,087,070	2,751,607	(10.9%)
Operating income	584,274	415,373	(28.9%)	1,365,432	1,210,213	(11.4%)
EBITDA	647,844	478,657	(26.1%)	1,494,221	1,335,690	(10.6%)

Cargo and bonded warehouse business
Non-aeronautical services	514,113	627,039	22.0%	948,381	1,174,590	23.9%
Total Revenues	514,113	627,039	22.0%	948,381	1,174,590	23.9%
Operating income	330,315	425,014	28.7%	596,765	783,365	31.3%
EBITDA	341,332	435,919	27.7%	618,983	805,226	30.1%

Montego Bay
Aeronautical services	518,434	370,081	(28.6%)	1,103,799	717,948	(35.0%)
Non-aeronautical services	231,963	189,397	(18.4%)	476,550	367,738	(22.8%)
Improvements to concession assets (IFRIC 12)	64,368	50,688	(21.3%)	113,354	99,052	(12.6%)
Total Revenues	814,765	610,166	(25.1%)	1,693,703	1,184,737	(30.1%)
Operating income	305,501	195,612	(36.0%)	648,016	408,519	(37.0%)
EBITDA	391,479	278,863	(28.8%)	823,813	574,446	(30.3%)

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q25	2Q26	Change	6M25	6M26	Change
Guanajuato
Aeronautical services	280,231	262,919	(6.2%)	548,630	557,151	1.6%
Non-aeronautical services	46,903	49,726	6.0%	97,540	95,535	(2.1%)
Improvements to concession assets (IFRIC 12)	130,222	73,383	(43.6%)	260,444	146,767	(43.6%)
Total Revenues	457,356	386,028	(15.6%)	906,614	799,452	(11.8%)
Operating income	208,424	177,439	(14.9%)	407,575	387,644	(4.9%)
EBITDA	233,880	208,796	(10.7%)	458,950	450,082	(1.9%)

Hermosillo
Aeronautical services	161,897	160,690	(0.7%)	305,246	313,841	2.8%
Non-aeronautical services	30,191	27,597	(8.6%)	56,762	54,578	(3.8%)
Improvements to concession assets (IFRIC 12)	17,224	5,657	(67.2%)	34,448	11,315	(67.2%)
Total Revenues	209,312	193,944	(7.3%)	396,456	379,734	(4.2%)
Operating income	97,867	90,996	(7.0%)	176,221	175,976	(0.1%)
EBITDA	123,579	117,243	(5.1%)	228,262	227,822	(0.2%)

Cross Border Xpress (1)
Non-aeronautical services	-	468,099	100.0%	-	468,099	100.0%
Total Revenues	-	468,099	100.0%	-	468,099	100.0%
Operating income	-	291,095	100.0%	-	291,095	100.0%
EBITDA	-	315,788	100.0%	-	315,788	100.0%

Others (2)
Aeronautical services	760,361	787,419	3.6%	1,505,676	1,595,200	5.9%
Non-aeronautical services	611,966	673,014	10.0%	1,214,272	1,356,210	11.7%
Improvements to concession assets (IFRIC 12)	194,416	359,218	84.8%	390,239	631,543	61.8%
Total Revenues	1,566,743	1,819,651	16.1%	3,110,188	3,582,953	15.2%
Operating income	481,021	883,927	83.8%	1,037,592	1,540,677	48.5%
EBITDA	689,097	1,126,994	63.5%	1,592,006	2,057,996	29.3%

Total
Aeronautical services	5,763,188	5,578,099	(3.2%)	11,762,321	11,812,569	0.4%
Non-aeronautical services	2,442,659	3,026,714	23.9%	4,836,535	5,566,191	15.1%
Improvements to concession assets (IFRIC 12)	2,676,149	2,684,897	0.3%	5,338,324	5,280,576	(1.1%)
Total Revenues	10,881,996	11,289,710	3.7%	21,937,180	22,659,337	3.3%
Operating income	4,578,354	4,985,919	8.9%	9,274,567	10,041,792	8.3%
EBITDA	5,503,313	5,965,340	8.4%	11,132,101	11,954,169	7.4%

 1. Cross Border Xpress figures correspond to operations for May and June 2026.

2. Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

	2025	2026	Change	%
Assets
Current assets
Cash and cash equivalents	9,697,343	19,773,709	10,076,366	103.9%
Trade accounts receivable - Net	3,154,471	3,373,681	219,210	6.9%
Other current assets	1,152,861	1,918,220	765,359	66.4%
Total current assets	14,004,675	25,065,610	11,060,935	79.0%

Advanced payments to suppliers	869,569	3,117,554	2,247,985	258.5%
Machinery, equipment and improvements to leased buildings - Net	4,623,910	6,821,182	2,197,272	47.5%
Improvements to concession assets - Net	25,471,976	30,989,546	5,517,570	21.7%
Construction in-progress	11,760,860	14,484,845	2,723,985	23.2%
Land	-	1,035,000	1,035,000	100.0%
Airport concessions - Net	9,140,466	8,414,313	(726,153)	(7.9%)
Rights to use airport facilities - Net	967,163	916,169	(50,994)	(5.3%)
Other acquired rights	1,937,118	1,684,731	(252,387)	(13.0%)
Goodwill/intangible assets	-	37,703,107	37,703,107	100.0%
Deferred income taxes - Net	8,480,777	9,068,608	587,831	6.9%
Other non-current assets	931,544	1,071,645	140,100	15.0%
Total assets	78,188,058	140,372,310	62,184,252	79.5%

Liabilities
Current liabilities
Bank loans and interest payable	7,473,502	12,935,662	5,462,160	73.1%
Concession fees	565,678	512,318	(53,360)	(9.4%)
Accounts payable	996,350	2,800,943	1,804,593	181.1%
Unrealized revenue	-	373,469	373,469	100.0%
Other current liabilities	1,454,754	915,576	(539,178)	(37.1%)
Dividends payable	4,253,565	12,376,378	8,122,814	191.0%
Total current liabilities	14,743,849	29,914,347	15,170,498	102.9%

Non-current Liabilities
Security deposits received	1,130,129	1,263,914	133,785	11.8%
Bank loans	4,611,474	6,372,418	1,760,943	38.2%
Other long-term liabilities	1,886,599	1,198,109	(688,489)	(36.5%)
Long-term local bonds payable	34,783,722	46,359,266	11,575,544	33.3%
Total liabilities	57,155,773	85,108,054	27,952,281	48.9%

Stockholders' Equity
Common stock	1,194,390	1,406,522	212,132	17.8%
Legal reserve	238,878	238,878	-	0.0%
Retained earnings	14,397,380	13,278,816	(1,118,564)	(7.8%)
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	312,241	(570,019)	(882,260)	(282.6%)
Remeasurements of employee benefit – Net	41,049	36,594	(4,455)	(10.9%)
Cash flow hedges- Net	(2,692)	-	2,692	(100.0%)
Premium on share suscription	-	35,766,611	35,766,611	100.0%
Total controlling interest	18,681,246	52,657,402	33,976,156	181.9%
Non-controlling interest	2,351,039	2,606,854	255,815	10.9%
Total stockholder's equity	21,032,285	55,264,256	34,231,971	162.8%

Total liabilities and stockholders' equity	78,188,058	140,372,310	62,184,252	79.5%

Non-controlling interest represents the minority shareholders’ ownership interests in certain of our subsidiaries.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

GRUPO AEROPORTUARIO DEL PACIFICO

Consolidated statement of cash flows
	2Q25	2Q26	Change	6M25	6M26	Change
Cash flows from operating activities:
Consolidated net income	2,655,135	2,893,509	9.0%	5,513,253	6,205,518	12.6%

Postemployment benefit costs	15,459	20,766	34.3%	29,621	41,274	39.3%
Allowance expected credit loss	(13,123)	39,795	(403.2%)	12,269	61,197	398.8%
Depreciation and amortization	924,959	979,420	5.9%	1,857,534	1,912,376	3.0%
Loss (gain) on sale of machinery, equipment and improvements to leased assets	(630)	(4,713)	648.1%	1,360	(6,382)	(569.4%)
Interest expense	1,034,255	1,356,033	31.1%	2,281,509	2,376,772	4.2%
Provisions	9,022	1,792	(80.1%)	(21,667)	36,099	(266.6%)
Income tax expense	1,189,674	1,146,127	(3.7%)	2,098,280	2,166,733	3.3%
Unrealized exchange loss	(54,076)	(6,772)	(87.5%)	56,804	(129,318)	(327.7%)
	5,760,675	6,425,957	11.5%	11,828,961	12,664,269	7.1%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	162,331	87,833	(45.9%)	(493,714)	157,063	(131.8%)
Recoverable tax on assets and other assets	25,725	(95,078)	(469.6%)	107,364	(32,063)	(129.9%)
Increase (decrease)
Concession taxes payable	(248,380)	(335,846)	35.2%	(215,106)	(111,606)	(48.1%)
Accounts payable	(117,942)	(1,906,239)	1516.3%	(46,488)	204,655	(540.2%)
Cash generated by operating activities	5,582,409	4,176,627	(25.2%)	11,181,017	12,882,318	15.2%
Income taxes paid	(1,202,747)	(1,539,627)	28.0%	(2,324,790)	(2,673,476)	15.0%
Net cash flows provided by operating activities	4,379,662	2,637,000	(39.8%)	8,856,227	10,208,841	15.3%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(678,121)	(3,204,006)	372.5%	(2,384,763)	(4,961,618)	108.1%
Cash flows from sales of machinery and equipment	1,656	1,055	(36.3%)	1,774	2,614	47.4%
Other investment activities	(1,746,391)	15,773	(100.9%)	(1,732,569)	(97,377)	(94.4%)
Acquisition of a 25% interest in CBX	-	(8,445,060)	100.0%	-	(8,445,060)	100.0%
Net cash used by investment activities	(2,422,856)	(11,632,238)	380.1%	(4,115,559)	(13,501,441)	228.1%

Dividends declared and paid	(4,254,436)	(203,882)	(95.2%)	(4,254,436)	(203,882)	(95.2%)
Dividends paid to non-controlling interests	(152,881)	-	(100.0%)	(152,881)	-	(100.0%)
Cash and cash equivalentes from business combination		5,428,000			5,428,000	100.0%
Bond certificates issued	-	-	0.0%	6,000,000	10,718,000	78.6%
Bond certificates paid	(2,500,000)	-	(100.0%)	(7,000,000)	(1,120,000)	(84.0%)
Bank loans paid	(3,454,938)	-	(100.0%)	(3,454,938)	(4,498,971)	30.2%
Bank loans	3,249,098	1,120,000	(65.5%)	3,249,098	4,498,971	38.5%
Capitalized interest on bank loans	-	(39,417)	100.0%	-	(39,417)	100.0%
Interest paid on bank loans	(941,099)	(873,123)	(7.2%)	(2,306,485)	(2,234,826)	(3.1%)
Interest paid on lease	(592)	(2,662)	349.7%	(1,282)	(5,440)	324.4%
Payments of obligations for leasing	(2,566)	(10,474)	308.2%	(18,899)	(21,031)	11.3%
Net cash flows used in financing activities	(8,057,414)	5,418,442	(167.2%)	(7,939,822)	12,521,404	(257.7%)

Effects of exchange rate changes on cash held	(429,868)	165,369	(138.5%)	(569,530)	91,707	(116.1%)
Net increase (decrease) in cash and cash equivalents	(6,530,476)	(3,411,427)	(47.8%)	(3,768,684)	9,320,511	(347.3%)
Cash and cash equivalents at beginning of the period	16,227,819	23,185,136	42.9%	13,466,026	10,453,198	(22.4%)
Cash and cash equivalents at the end of the period	9,697,343	19,773,709	103.9%	9,697,343	19,773,709	103.9%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	2Q25	2Q26	Change	6M25	6M26	Change
Revenues
Aeronautical services	5,763,188	5,578,099	(3.2%)	11,762,321	11,812,569	0.4%
Non-aeronautical services	2,442,659	3,026,714	23.9%	4,836,535	5,566,191	15.1%
Improvements to concession assets (IFRIC-12)	2,676,149	2,684,897	0.3%	5,338,324	5,280,576	(1.1%)
Total revenues	10,881,996	11,289,710	3.7%	21,937,180	22,659,337	3.3%

Operating costs
Costs of services:	1,556,035	1,916,778	23.2%	3,020,338	3,468,349	14.8%
Employee costs	638,722	769,895	20.5%	1,252,084	1,454,119	16.1%
Maintenance	256,830	316,554	23.3%	513,733	577,317	12.4%
Safety, security & insurance	232,516	260,363	12.0%	447,723	493,768	10.3%
Utilities	148,732	149,214	0.3%	273,963	274,227	0.1%
Professional services	58,332	84,772	45.3%	106,063	141,887	33.8%
Business operated directly by us	86,632	99,427	14.8%	173,968	188,956	8.6%
Other operating expenses	134,271	166,061	23.7%	252,803	267,584	5.8%
CBX operating expenses	-	70,492	100.0%	-	70,492	100.0%

Technical assistance fees	221,680	(264,685)	(219.4%)	505,580	34,857	(93.1%)
Concession taxes	935,280	915,543	(2.1%)	1,976,982	1,862,621	(5.8%)
Depreciation and amortization	924,959	979,420	5.9%	1,857,534	1,912,376	3.0%
Cost of improvements to concession assets (IFRIC-12)	2,676,149	2,684,897	0.3%	5,338,324	5,280,576	(1.1%)
Other (income)	(10,461)	71,837	(786.7%)	(36,145)	58,765	(262.6%)
Total operating costs	6,303,642	6,303,790	0.0%	12,662,613	12,617,545	(0.4%)
Income from operations	4,578,354	4,985,920	8.9%	9,274,567	10,041,792	8.3%
Financial Result	(733,545)	(946,284)	29.0%	(1,663,035)	(1,669,542)	0.4%
Income before income taxes	3,844,809	4,039,636	5.1%	7,611,532	8,372,250	10.0%
Income taxes	(1,189,674)	(1,146,127)	(3.7%)	(2,098,280)	(2,166,733)	3.3%
Net income	2,655,135	2,893,509	9.0%	5,513,252	6,205,518	12.6%
Currency translation effect	(423,527)	(443,277)	4.7%	(498,585)	(408,156)	(18.1%)
Cash flow hedges, net of income tax	2,668	-	(100.0%)	1,892	-	(100.0%)
Remeasurements of employee benefit – net income tax	667	69	(89.7%)	32,766	18,711	(42.9%)
Comprehensive income	2,234,943	2,450,301	9.6%	5,049,325	5,816,073	15.2%
Non-controlling interest	(90,951)	(102,859)	13.1%	(205,878)	(241,374)	17.2%
Comprehensive income attributable to controlling interest	2,143,992	2,347,442	9.5%	4,843,447	5,574,699	15.1%

Non-controlling interest represents the minority shareholders’ ownership interests in certain of our subsidiaries.

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Premium on share suscription	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2025	1,194,390	920,187	2,500,000	-	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Decrease in legal reserve	-	(681,309)	-		681,309	-	-	-	-
Dividends declared	-	-	-		(8,508,000)	-	(8,508,000)	(130,779)	(8,638,779)
Comprehensive income:
Net income	-	-	-	-	5,266,354	-	5,266,354	246,904	5,513,258
Foreign currency translation reserve	-	-	-	-	-	(457,563)	(457,563)	(41,026)	(498,589)
Remeasurements of employee benefit – Net	-	-	-	-	-	32,766	32,766	-	32,766
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	1,892	1,892	-	1,892
Balance as of June 30, 2025	1,194,390	238,878	2,500,000	-	14,397,387	350,594	18,681,245	2,351,039	21,032,285

Balance as of January 1, 2026	1,194,390	238,878	2,500,000	-	18,695,331	(158,148)	22,470,451	2,365,480	24,835,931
Capital increase	212,132						212,132		212,132
Dividends declared	-	-	-		(12,376,379)	-	(12,376,379)		(12,376,379)
Increase from share suscription	-	-	-	35,766,611	-	-	35,766,611	-	35,766,611
Comprehensive income:
Net income	-	-	-	-	5,949,977	-	5,949,977	255,541	6,205,518
Retained earnings business combination				-	1,009,888		1,009,888		1,009,888
Foreign currency translation reserve	-	-	-	-	-	(393,989)	(393,989)	(14,167)	(408,156)
Remeasurements of employee benefit – Net	-	-	-	-	-	18,711	18,711	-	18,711
Balance as of June 30, 2026	1,406,522	238,878	2,500,000	35,766,611	13,278,817	(533,426)	52,657,402	2,606,854	55,264,256

Exhibit F: Other operating data:

	2Q25	2Q26	Change	6M25	6M26	Change
Total passengers	15,879.4	14,987.7	(5.6%)	32,149.0	30,354.9	(5.6%)
Total cargo volume (in WLUs)	686.6	743.5	8.3%	1,337.3	1,447.4	8.2%
Total WLUs	16,566.0	15,731.2	(5.0%)	33,486.3	31,802.3	(5.0%)

Aeronautical & non aeronautical services per passenger (pesos)	516.8	574.1	11.1%	516.3	572.5	10.9%
Aeronautical services per WLU (pesos)	347.9	354.6	1.9%	351.3	371.4	5.7%
Non aeronautical services per passenger (pesos)	153.8	201.9	31.3%	150.4	183.4	21.9%
Cost of services per WLU (pesos)	91.9	121.8	32.6%	89.8	109.1	21.4%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 14, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer